UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

TeleCommunication Systems, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87929J103

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court

Suite 230

Dallas, Texas 75201

(214) 756-6016

With a copy to:

Richard J. Birns, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 749,851
	8	SHARED VOTING POWER 2,938,194
	9	SOLE DISPOSITIVE POWER 749,851
	10	SHARED DISPOSITIVE POWER 2,938,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,640,508
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,640,508
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,640,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 297,686
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 297,686
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,688,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,688,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,688,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,688,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,688,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,688,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of TeleCommunication Systems, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 275 West St., Annapolis, Maryland 21401.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”). The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Becker Drapkin QP and Becker Drapkin, L.P. are collectively referred to herein as the “Becker Drapkin Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management. Mr. Becker and Mr. Drapkin are also limited partners of BD Management. BD Management is the general partner of, and investment manager for, each of the Becker Drapkin Funds and the investment manager for a separate managed account on behalf of an investment advisory client (the “Managed Account”).

(b) The business address of the Reporting Persons is 500 Crescent Court, Suite 230, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA. The principal business of BCA is serving as the general partner of BD Management. The principal business of BD Management is serving as the general partner of, and investment manager for, the Becker Drapkin Funds and the investment manager for the Managed Account. The principal business of each of the Becker Drapkin Funds is acquiring and holding securities for investment purposes.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate amount equal to $10,628,792 (including commissions) to purchase 3,688,045 shares of Class A Common Stock. Funds used to purchase reported securities held in the accounts of the Becker Drapkin Funds have come from the working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business. Funds used to purchase reported securities held by the Managed Account have come from the funds of the Managed Account, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 4.	Purpose of Transaction

(a)-(j) The Reporting Persons purchased the Class A Common Stock based on their belief that the shares of Class A Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, intend to discuss with the Issuer ways in which the undervaluation of the Class A Common Stock can be rectified.

Subject to applicable law and regulations and, depending upon certain factors, including general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Class A Common Stock at prices that would make the purchase of such shares desirable, the Reporting Persons may increase their position in the Issuer through the purchase of shares of Class A Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable. In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Class A Common Stock, “Securities”) in the open market or otherwise. The Reporting Persons reserve the right in the future to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may nominate or recommend candidates to serve on the Board; have discussions with other stockholders of the Issuer and potential nominees to the Board; make additional proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, governance structure or Articles of Incorporation or Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or to result in any of the matters set forth in subparagraphs (a)-(j) or Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 3,688,045 shares of Class A Common Stock. Based upon a total of 54,753,669 outstanding shares of Class A Common Stock (does not include 4,901,245 shares of Class B common stock), as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2014, the Reporting Persons’ shares represent approximately 6.736% of the outstanding shares of Class A Common Stock.

Becker Drapkin QP owns 2,640,508 shares of Class A Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 4.823% of the outstanding shares of Class A Common Stock.

Becker Drapkin, L.P. owns 297,686 shares of Class A Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.544% of the outstanding shares of Class A Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares. Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 749,851 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.370% of the outstanding shares of Class A Common Stock. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

The Becker Drapkin Funds disclaim beneficial ownership of the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Class A Common Stock beneficially owned by BD Management. BCA does not own any shares of Class A Common Stock directly and disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Class A Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Class A Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Class A Common Stock purchased or sold, and the price per share of Class A Common Stock for all transactions by the Reporting Persons in shares of Class A

Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Becker Drapkin QP	11/20/2014	298,308	$2.8000
Becker Drapkin QP	11/19/2014	5,740	$2.8277
Becker Drapkin QP	11/18/2014	7,942	$2.8470
Becker Drapkin QP	11/14/2014	129,624	$2.7936
Becker Drapkin QP	11/13/2014	283,160	$2.8010
Becker Drapkin QP	11/7/2014	33,596	$2.7999
Becker Drapkin QP	11/4/2014	104,374	$2.8357
Becker Drapkin QP	11/3/2014	34,290	$2.8340
Becker Drapkin QP	10/31/2014	40,838	$2.8000
Becker Drapkin QP	10/27/2014	16,382	$2.7999
Becker Drapkin QP	10/22/2014	8,308	$2.7477
Becker Drapkin QP	10/17/2014	70,841	$2.8400
Becker Drapkin QP	10/13/2014	1,083	$2.7787
Becker Drapkin QP	10/7/2014	17,447	$2.8959
Becker Drapkin QP	10/6/2014	84,965	$2.8631
Becker Drapkin QP	10/3/2014	111,893	$2.9000
Becker Drapkin QP	10/1/2014	163,738	$2.7879
Becker Drapkin QP	9/30/2014	72,462	$2.7940
Becker Drapkin QP	9/29/2014	36,328	$2.7857
Becker Drapkin QP	9/26/2014	164,080	$2.8184
Becker Drapkin QP	9/25/2014	40,597	$2.7866
Becker Drapkin, L.P.	11/20/2014	33,624	$2.8000
Becker Drapkin, L.P.	11/19/2014	646	$2.8277
Becker Drapkin, L.P.	11/18/2014	895	$2.8470
Becker Drapkin, L.P.	11/14/2014	14,610	$2.7936
Becker Drapkin, L.P.	11/13/2014	31,917	$2.8010
Becker Drapkin, L.P.	11/7/2014	3,786	$2.7999
Becker Drapkin, L.P.	11/4/2014	11,764	$2.8357
Becker Drapkin, L.P.	11/3/2014	3,865	$2.8340
Becker Drapkin, L.P.	10/31/2014	4,592	$2.8000
Becker Drapkin, L.P.	10/27/2014	1,842	$2.7999
Becker Drapkin, L.P.	10/22/2014	934	$2.7477
Becker Drapkin, L.P.	10/17/2014	7,967	$2.8400
Becker Drapkin, L.P.	10/13/2014	121	$2.7787
Becker Drapkin, L.P.	10/7/2014	1,962	$2.8959
Becker Drapkin, L.P.	10/6/2014	9,555	$2.8631
Becker Drapkin, L.P.	10/3/2014	12,584	$2.9000
Becker Drapkin, L.P.	10/1/2014	18,415	$2.7879
Becker Drapkin, L.P.	9/30/2014	8,176	$2.7940
Becker Drapkin, L.P.	9/29/2014	4,099	$2.7857
Becker Drapkin, L.P.	9/26/2014	18,515	$2.8184
Becker Drapkin, L.P.	9/25/2014	4,580	$2.7866
Managed Account	11/20/2014	94,660	$2.8000
Managed Account	11/19/2014	1,774	$2.8277
Managed Account	11/14/2014	40,066	$2.7936
Managed Account	11/13/2014	87,523	$2.8010
Managed Account	11/7/2014	10,384	$2.7999
Managed Account	11/4/2014	32,262	$2.8357
Managed Account	11/3/2014	10,599	$2.8340
Managed Account	10/31/2014	12,620	$2.8000
Managed Account	10/27/2014	5,062	$2.7999
Managed Account	10/22/2014	2,567	$2.7477
Managed Account	10/17/2014	21,892	$2.8400
Managed Account	10/13/2014	335	$2.7787
Managed Account	10/7/2014	5,391	$2.8959
Managed Account	10/6/2014	26,256	$2.8631
Managed Account	10/3/2014	34,578	$2.9000
Managed Account	10/1/2014	42,798	$2.7879
Managed Account	9/30/2014	18,946	$2.7940
Managed Account	9/29/2014	9,498	$2.7857
Managed Account	9/26/2014	42,902	$2.8184
Managed Account	9/25/2014	10,614	$2.7866

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 24, 2014, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this statement on Schedule 13D with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

The Reporting Persons may, from time to time, enter into and dispose of option contracts with one or more counterparties that are based upon the value of shares of Class A Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Class A Common Stock.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated November 24, 2014, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin

Exhibit 2	Power of Attorney, dated July 28, 2014, signed by Steven R. Becker

Exhibit 3	Power of Attorney, dated July 28, 2014, signed by Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2014

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
Name:	Richard J. Birns
Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
Name:	Richard J. Birns
Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
Name:	Richard J. Birns
Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
Name:	Richard J. Birns
Title:	Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
Name:	Richard J. Birns
Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
Name:	Richard J. Birns
Title:	Attorney-in-Fact